

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2017

Mail Stop 4631

Via E-mail
Mr. Troy Rudd
Chief Financial Officer
AECOM
1999 Avenue of the Stars, Suite 2600
Los Angeles, CA. 90067

>   **Re: AECOM**
>   **Form 10-K for Fiscal Year Ended September 30, 2016**
>   **Filed November 16, 2016**
>   **Response dated February 24, 2017**
>   **File No. 0-52423**

Dear Mr. Rudd:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2016

Note 16 – Other Financial Information, page 117

1. We note your response to comment 3 in our letter dated January 27, 2017. Please tell us how you determined that it was appropriate to recognize the entire $50 million as revenue during the fiscal year ended September 30, 2016, along with the specific authoritative literature that supports your accounting. In providing your response, please also tell us how the corresponding accelerated pension costs were accounted for in AECOM's financial statements.

Item 9A. Controls and Procedures, page 135

2. We note your response to comment 4 in our letter dated January 27, 2017. Since the material weakness reported relates to controls that provide reasonable assurance that the

business combination was recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, we do not agree with management's conclusion that these controls are not also components of disclosure controls and procedures. Therefore, disclosure controls and procedures would also be ineffective during the periods that the material weakness existed.

Form 8-K Filed February 7, 2017

3. We note your response to comment 10 in our letter dated January 27, 2017. We do not believe it is appropriate to exclude the impact of amortization expense related to acquired intangibles while not also excluding the gains from the amortization of the acquired fair margin liability. Please confirm that your non-GAAP measures will consistently include or exclude both items consistent with the guidance in Question 100.03 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Tracey Houser, at (202) 551-3736 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464, or in her absence, Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction